Exhibit 3 RESULTS 2Q20 J u l y 2 7 , 2 0 2 0Exhibit 3 RESULTS 2Q20 J u l y 2 7 , 2 0 2 0

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 2 products.

Key messages 2Q20

- ✓ New COVID-19 safety protocols designed to allow us to continue operating safely and effectively
- ✓ Volumes significantly impacted during the quarter by COVID-19. Despite the declining sales environment during 2Q20:
  - ➢ Improved EBITDA margin by 1.4pp YoY
  - ➢ Increased cement volumes in Guatemala and Nicaragua on a year-over-year and sequential basis
  - ➢ Observed significant volume recovery in Colombia during June vs. April and May, after restrictions eased
  - ➢ Maintained consolidated cement prices stable 2Q vs. 1Q, despite lower volumes
  - ➢ Implemented price increases in Colombia and Costa Rica
  - ➢ Generated US$25 M in FCF & US$11 M in net income, reduced net debt by US$28 M from March to June
  - ➢ Obtained the highest ever Net Promoter Score (NPS)


WE KEEP GOING WITH SAFETY PROTOCOLS.
#SafetyRoad
CEMEX
CEMEX

||Update on our three main priorities during these challenging times Strengthen our Health & Safety Customer Experience Financial Position 4||Update on our three main priorities during these challenging times Strengthen our Health & Safety Customer Experience Financial Position 4

|| Health and safety is our number one priority

CEMEX | LatAm Holdings

- ✓ Implemented >50 protocols to reduce contagion risks; deploying family playbook
- ✓ Developed "Health Check" app to track employees health; conducted ~870 tests to detect asymptomatic employees
- ✓ Appointed a COVID-19 coordinator in all our sites, 132 in total
- ✓ Delivered 12,000 food kits and 26,000 medical supplies to vulnerable families
- ✓ Sanitized more than 1.8 million square meters of public areas, using our ready-mix trucks in coordination with authorities



ACCIÓN #1
Identifica
los Comportamientos
que Salvan Vidas
IDENTIFICA SÍNTOMAS
E INFORMA
HIGIENE
PERSONAL
CUÍDATE Y CUIDA
A LOS DEMÁS
DISTANCIAMIENTO
FÍSICO





Supporting wellbeing with more than
50 Hygiene and Safety Protocols

5

|| Committed to **enhance** our **customer experience**

- ✓ Launched the “CEMEX te acompaña” program for our customers
  - ➢ Providing trainings on our protocols
  - ➢ Offering webinars on topics of interest: >80,000 people watched
  - ➢ Providing high technology products that improve construction efficiency
  - ➢ Offering support in financial, tax and labor issues
  - ➢ Launched “Construrama a la mano”, a new sales channel via WhatsApp
  - ➢ Received ~80% of cement purchase orders through CEMEX Go
- ✓ Obtained the highest Net Promoter Score ever during 2Q20


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6

|| Strengthen our financial position


CEMEX
LatAm Holdings

- ✓ Hard stop of fees and expenses, hiring and salary freezes, maintenance adjustments, headcount optimization, among others. These measures are in addition to our pre-COVID savings plan which included initiatives related to our low-cost-sourcing program, supply chain efficiencies and other operational improvements
  - ➢ Achieved ~US$19 million dollars savings YTD June
  - ➢ Expect total savings of ~US$37 for the full year 2020
- ✓ Reducing our full year CAPEX by US$25 million, compared with the guidance provided in February
- ✓ Obtained short term financings that significantly increased our cash position. We will use our cash to pay down debt as visibility increases

7

Financial Results Summary

Net Sales (US$M)



-29%
-41%
507
362
249
148
6M19
6M20
2Q19
2Q20

Operating EBITDA (US$M)



-25%
-36%
100
75
46
29
6M19
6M20
2Q19
2Q20

Margin EBITDA (%)



0.9pp
1.4pp
19.8%
20.7%
18.3%
19.7%
6M19
6M20
2Q19
2Q20

8

|| Consolidated Volumes and Prices

CEMEX | LatAm Holdings

		6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Domestic gray cement	Volume	-22%	-33%	-24%
	Price (USD)	-3%	-3%	0%
	Price (LtL[1])	3%	4%	0%
Ready-mix concrete	Volume	-42%	-60%	-51%
	Price (USD)	-10%	-12%	-6%
	Price (LtL[1])	-1%	-2%	-8%
Aggregates	Volume	-49%	-66%	-51%
	Price (USD)	-2%	-8%	-13%
	Price (LtL[1])	9%	2%	-14%

Volumes were impacted during 2Q20 by the COVID-19 restrictions in most of our markets

Strong pickup in activity in the back half of the quarter as restrictions eased; June volumes doubled those of April

Our cement prices remained stable during the quarter on a sequential basis, despite a 24% decline in volumes

(1) Like-to-like prices adjusted for foreign-exchange fluctuations

9

||EBITDA Variation 6M20 -25% 100 -60 9 16 -5 18 -4 75 EBITDA Vol Price Operating Dist SG&A FX EBITDA 6M19 Costs 6M20 19.8% 20.7% +0.9pp EBITDA EBITDA Margin 6M19 Margin 6M20 10||EBITDA Variation 6M20 -25% 100 -60 9 16 -5 18 -4 75 EBITDA Vol Price Operating Dist SG&A FX EBITDA 6M19 Costs 6M20 19.8% 20.7% +0.9pp EBITDA EBITDA Margin 6M19 Margin 6M20 10

REGIONAL HIGHLIGHTS 2 Q 2 0 R e s u l t sREGIONAL HIGHLIGHTS 2 Q 2 0 R e s u l t s

Results Highlights ColombiaResults Highlights Colombia

|| Colombia – Results Highlights

Financial Summary US$ Million

	6M20	6M19	% var	2Q20	2Q19	% var
Net Sales	169	250	-32%	67	122	-45%
Op. EBITDA	28	39	-28%	12	17	-32%
as % net sales	16.7%	15.7%	1.0pp	17.4%	14.1%	3.3pp

Volume

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-27%	-40%	-29%
Ready-mix	-40%	-57%	-47%
Aggregates	-42%	-62%	-51%

Price (Local Currency)

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	9%	9%	1%
Ready-mix	3%	3%	0%
Aggregates	3%	4%	1%

Our cement volumes declined by 40% in 2Q20, however, volumes recovered during June, declining a high-single digit YoY and significantly improving vs. May

Our cement prices improved during 2Q20 both YoY and QoQ; additionally, we implemented a ~4.5% price increase for bagged cement effective on July 1

Quarterly EBITDA margin improved by 3.3pp despite lower volumes, driven by increased prices, as well as lower fixed costs and SG&A

13

|| Colombia – Infrastructure Sector



4G projects restarted first; expect industry ready-mix demand to reach 1.2 million m^3 during 2020, 50% higher vs. 2019

In Bogota, projects already awarded should start soon, such as 3 hospitals, “Transmilenio” extensions and a water-treatment plant. The Metro and “Regiotram” train should start cement consumption next year

For 2021, the government is proposing a budget with a 10% YoY increase in physical investments, including road infrastructure, water plants, housing, among others

14

|| Colombia –Housing and Industrial & Commercial Sectors Cement demand from the self- construction sector recovered significantly during June Regarding formal housing, we are encouraged by the government announcement of 200,000 subsidies for low- and mid-income new housing in next 2 years In the industrial-and-commercial sector, recent trends such as telework, restricted travel and increased online shopping, could reduce demand for offices, hotels and commercial spaces 15|| Colombia –Housing and Industrial & Commercial Sectors Cement demand from the self- construction sector recovered significantly during June Regarding formal housing, we are encouraged by the government announcement of 200,000 subsidies for low- and mid-income new housing in next 2 years In the industrial-and-commercial sector, recent trends such as telework, restricted travel and increased online shopping, could reduce demand for offices, hotels and commercial spaces 15

Results Highlights PanamaResults Highlights Panama

|| Panama – Results Highlights

CEMEX LATAM HOLDINGS

Financial Summary
US$ Million

	6M20	6M19	% var	2Q20	2Q19	% var
Net Sales	41	98	-58%	7	48	-86%
Op. EBITDA	7	24	-72%	-3	11	n/a
as % net sales	16.8%	24.9%	(8.1pp)	-51.4%	22.1%	n/a

Volume

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-59%	-88%	-83%
Ready-mix	-68%	-99%	-99%
Aggregates	-63%	-96%	-95%

Price
(Local Currency)

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-6%	-5%	0%
Ready-mix	-6%	22%	28%
Aggregates	-5%	-6%	-3%

Country with the most severe COVID-19 restrictions; construction industry fully stopped during April and May

Despite that the government allowed certain infrastructure projects to restart in June, we observed low levels of activity in this sector

We implemented initiatives such as hard stop of expenses, reduced working hours, among many others. However, our quarterly EBITDA was negative due to the extraordinary low level of sales

17

|| Panama – Highlights We partially resumed activities in early June for the supply of certain infrastructure projects and hardware stores Limited cement demand visibility due to COVID-19, however, government stated that infrastructure projects will drive economic reactivation th Landmark projects such as the 4 rd Bridge and 3 line of the Metro pushed for 2021. Other projects such as the “Panamamericana” highway, the Metro line 2 extension, among others, should restart construction soon 18|| Panama – Highlights We partially resumed activities in early June for the supply of certain infrastructure projects and hardware stores Limited cement demand visibility due to COVID-19, however, government stated that infrastructure projects will drive economic reactivation th Landmark projects such as the 4 rd Bridge and 3 line of the Metro pushed for 2021. Other projects such as the “Panamamericana” highway, the Metro line 2 extension, among others, should restart construction soon 18

Results Highlights Costa RicaResults Highlights Costa Rica

|| Costa Rica – Results Highlights

CEMEX LATAM HOLDINGS

Financial Summary US$ Million	6M20	6M19	% var	2Q20	2Q19	% var
Net Sales	46	55	-17%	20	27	-26%
Op. EBITDA	14	19	-24%	7	9	-27%
as % net sales	31.4%	34.1%	(2.7pp)	32.1%	32.5%	(0.4pp)

Volume	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-10%	-15%	-12%
Ready-mix	-23%	-35%	-29%
Aggregates	-66%	-60%	42%

Price (Local Currency)	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-8%	-7%	1%
Ready-mix	-11%	-11%	-1%
Aggregates	82%	35%	-46%

Our cement volumes declined by 15% during 2Q20, in line with the industry; COVID-19 restrictions had a relatively mild impact during this period

Our quarterly prices in local-currency terms improved by 1% QoQ; we implemented a ~4% price increase for bagged cement effective on June 22

Quarterly EBITDA margin relatively stable YoY; lower fixed and variable costs offset the negative impact of the decline in volumes

20

|| Costa Rica –Highlights Stricter COVID-19 containment measures implemented in July; construction activity was restricted for 9 days in districts marked in “orange alert” In the infrastructure sector, ongoing projects should continue supporting cement volumes. Additionally, the “Taras-La Lima” overpass, as well as projects from the road network program financed by the Inter-American Development Bank, should start soon 21|| Costa Rica –Highlights Stricter COVID-19 containment measures implemented in July; construction activity was restricted for 9 days in districts marked in “orange alert” In the infrastructure sector, ongoing projects should continue supporting cement volumes. Additionally, the “Taras-La Lima” overpass, as well as projects from the road network program financed by the Inter-American Development Bank, should start soon 21

Results Highlights Rest of CLHResults Highlights Rest of CLH

|| Rest of CLH – Results Highlights

CEMEX LatAm Holdings

Financial Summary
US$ Million

	6M20	6M19	% var	2Q20	2Q19	% var
Net Sales	114	113	0%	56	57	0%
Op. EBITDA	37	33	15%	20	15	29%
as % net sales	33.0%	28.8%	4.2pp	35.5%	27.3%	8.2pp

Volume

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	5%	5%	1%
Ready-mix	-10%	-3%	-19%
Aggregates	-26%	-38%	-13%

Price
(Local Currency)

	6M20 vs. 6M19	2Q20 vs. 2Q19	2Q20 vs. 1Q20
Cement	-2%	-2%	0%
Ready-mix	3%	2%	2%
Aggregates	18%	8%	-8%

Cement volumes improved by 5% during 2Q20; volumes increased in Guatemala and Nicaragua

Our quarterly prices on a sequential basis remained stable for cement, and increased by 2% for ready-mix, in local-currency terms

EBITDA margin improved by 8.2pp during 2Q20; benefited in Guatemala by lower purchased-clinker costs, increased volumes, and lower corporate expenses; in Nicaragua by increased volumes, as well as lower costs and SG&A

23

|| Guatemala – Highlights We estimate that industry volumes declined a low- to mid-single digit during 2Q20, affected by lower formal construction activity in Guatemala City However, our cement volumes improved during this period due to our relatively low exposure to the formal sector and to increased activity in our main markets We are cautiously optimistic in Guatemala’s economy and cement consumption 24|| Guatemala – Highlights We estimate that industry volumes declined a low- to mid-single digit during 2Q20, affected by lower formal construction activity in Guatemala City However, our cement volumes improved during this period due to our relatively low exposure to the formal sector and to increased activity in our main markets We are cautiously optimistic in Guatemala’s economy and cement consumption 24

|| Nicaragua –Highlights Our cement volumes improved by 9% during 2Q20 YoY Cement volumes driven by a reactivation of the self construction sector and government-sponsored projects Economic and social activity remains relatively normal as schools, shops and sporting events remain open; we are seeking to protect our employees, customers and suppliers with our Health & Safety protocols 25|| Nicaragua –Highlights Our cement volumes improved by 9% during 2Q20 YoY Cement volumes driven by a reactivation of the self construction sector and government-sponsored projects Economic and social activity remains relatively normal as schools, shops and sporting events remain open; we are seeking to protect our employees, customers and suppliers with our Health & Safety protocols 25

OTHER INFORMATION 2 Q 2 0 R e s u l t sOTHER INFORMATION 2 Q 2 0 R e s u l t s

|| Free Cash Flow generation

US$ Million	6M20	6M19	% var	2Q20	2Q19	% var
Operating EBITDA	**75**	**100**	**-25%**	**29**	**46**	**-36%**
- Net financial expense	26	27		13	13	
- Maintenance Capex	4	17		2	12	
- Change in working cap	19	-4		-2	-10	
- Taxes paid	-4	24		-11	10	
- Other cash items (net)	2	-3		1	-3	
Free Cash Flow After Maintenance Capex	**28**	**41**	**-32%**	**25**	**23**	**8%**
- Strategic Capex	1	1		0	1	
Free Cash Flow	**27**	**40**	**-34%**	**25**	**21**	**19%**

Free cash flow during the quarter improved YoY, mainly due to lower CAPEX and a positive effect in taxes paid, despite the EBITDA decline

CAPEX expenses were reduced to a minimum

Received tax refunds in Colombia for ~US$16 million, benefiting the taxes paid line during 2Q20

27

|| Income Statement

US$ Million	6M20	6M19	% var	2Q20	2Q19	% var
Net sales	362	507	-29%	148	249	-41%
- Cost of sales	221	313		94	158	
Gross profit	141	194	-27%	54	91	-40%
- Operating expenses	104	135		43	65	
Operating earnings (loss) before other expenses, net	37	60	-37%	11	26	-58%
- Other expenses, net	5	8		3	8	
Operating earnings (loss)	33	52	-37%	8	18	-55%
- Financial expenses	26	27		13	13	
- Other income (expenses), net	22	6		-17	9	
Net income (loss) before income taxes	-15	19		12	-4	
- Income tax	4	8		-1	0	
Consolidated net income (loss)	-20	11		11	-4	
- Non-controlling interest net income	0	0		0	0	
Controlling Interest Net Income (loss)	**-20**	**11**	**n/a**	**11**	**-4**	**n/a**

Net income reached US$11 million during 2Q20, compared with a US$4 million loss during 2Q19; net income improved mainly due to a positive FX effect, despite lower operating earnings

Positive impact in the Other income and expenses net line due to a FX effect on the financial balances, mainly from an 8% depreciation of the U.S.-dollar versus the Colombian peso, from March 2020 to June 2020

28

|| **Consolidated** debt as of June 30, 2020



US$ Million
42
90
465
166
2020
2021
2022
2023
2024

Borrower	Lender	Currency	Cost	US$ M	Maturity
Cementos Bayano S.A. [1]	Local Banks	USD	5.25%[4]	8	2020
CEMEX Colombia S.A. [1]	Local Banks	COP	7.71%[4]	34	2020
Cementos Bayano S.A. [1]	Lomez International B.V[3]	USD	6ML + 360 bps	90	Dec-2022
CCL[2]	Lomez International B.V[3]	USD	Fixed 5.65%	465	Feb-2023
CEMEX Colombia S.A. [1]	CEMEX España S.A.[3]	USD	6ML + 277 bps	166	Dec-2024
Other debt (Leases)				22	
Average Cost / Total		**USD**	**4.86%[5]**	**785**	

(1) Subsidiary company of CEMEX Latam Holdings S.A.
(2) Refers to "Corporación Cementera Latinoamericana". Subsidiary company of CEMEX Latam Holdings S.A.
(3) Subsidiary company of CEMEX, S.A.B. de C.V.
(4) Weighted Average Cost
(5) Weighted Average Cost of U.S. dollar denominated debt

CEMEX | LATAM HOLDINGS

US$785 M total debt, US$78 M cash
US$707 M net debt
4.1x Net Debt / LTM EBITDA

Net debt reduced by US$28 M, from US$734 M as of March to US$707 M as of June, however, our leverage ratio increased by 0.2x due to lower EBITDA

As a precautionary measure, we obtained short term financings that increased our cash by US$40 M. As the visibility on our markets improve, we expect to deploy our cash to pay down debt

29

|| 2020 Guidance Total CAPEX US$25 M Maintenance US$20 M Strategic US$5 M Cash Taxes US$35 M 30|| 2020 Guidance Total CAPEX US$25 M Maintenance US$20 M Strategic US$5 M Cash Taxes US$35 M 30

||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 31 products.||Forward looking information This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential” “target,” “strategy, and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s ( CLH ) current expectations and projection s about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events, as well as CLH´s current plants based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as, but not limited to, the energy sector; competition in the markets in which we offer our products and services;; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CLH operates or that affects its operations and any significant economic, health, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; lost of reputation of our brands; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber- attacks; weather conditions; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; weather conditions; trade barriers; including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s 31 products.

RESULTS 2Q20 J u l y 2 7 , 2 0 2 0RESULTS 2Q20 J u l y 2 7 , 2 0 2 0

||Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 33||Contact Information Investor Relations Stock Information Pablo Gutiérrez, CFA Colombian Stock Exchange Phone: +57(1) 603-9051 CLH E-mail: pabloantonio.gutierrez@cemex.com Juan Camilo Álvarez Phone: +57(1) 603-9909 E-mail: juancamilo.alvarez@cemex.com 33